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                                   LAW OFFICES
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
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                             WASHINGTON, D.C. 20005

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                                January 24, 2005

                                    VIA EDGAR


William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Prudential Bancorp, Inc. of Pennsylvania
                  Registration Statement on Form S-1
                  File No. 333-119130

Dear Mr. Friar:

         Attached for filing on behalf of Prudential Bancorp, Inc. of Pennsylvania (the "Registrant") is a complete copy of Pre-Effective Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

         The Amendment reflects our response to the comment of the Staff set forth in a letter (the "Comment Letter"), dated January 19, 2005, to Thomas A. Vento, President and Chief Executive Officer of the Registrant. For ease of reference, the Staff's comment from the Comment Letter is reproduced below in bold-face type and the response thereto follows. The reference to a page number in the response below is to the black-lined, paper copy of the Amendment which is being provided supplementally to the Staff.


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William Friar
U.S. Securities and Exchange Commission
January 24, 2005
Page 2

GENERAL

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

NON-INTEREST EXPENSE - PAGE 45

1. WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE REVISE YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS DISCLOSURE TO SPECIFICALLY QUANTIFY THE COMPONENTS FOR PENSION EXPENSE FOR ALL PERIODS PRESENTED. WE BELIEVE DISCLOSURES OF THE VARIABILITY IN THESE EXPENSES ARE FUNDAMENTAL TO AN UNDERSTANDING OF YOUR BUSINESS.

         The disclosure has been revised on page 46 of the prospectus as requested to expand the discussion to provide more detail as to the components of pension expense for the relevant periods.

CLOSING COMMENTS

         The closing comments are noted.


                                 *      *      *


         We trust that the enclosed responds sufficiently to the Staff's comment as set forth in the Comment Letter. Please do not hesitate to call the undersigned at the above-listed number if there are any questions on the Amendment or if I can be of further assistance in any way. We will be submitting acceleration requests separately.

         As always, the Staff's cooperation is greatly appreciated.

                                               Very truly yours,



                                               /s/ Philip R. Bevan
                                               --------------------------
                                               Philip R. Bevan


cc:      Gregory Dundas, Esq.
         John Spitz